Filed by Chevron Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Hess Corporation
Commission File No. 001-01204

October 27, 2023

The following are (i) excerpts from the transcript of a conference call conducted by Chevron Corporation (“Chevron”) regarding its third quarter 2023 earnings held on October 27, 2023 and (ii) excerpts from the related investor presentation posted by Chevron on its website on October 27, 2023. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition by Chevron of Hess Corporation.

Prepared Remarks

Slide 3 – Mike Wirth: Earlier this week, we announced that Chevron entered into a definitive agreement to acquire Hess Corporation.  We expect this transaction to close in the first half of 2024 and we look forward to providing updates in the future.

Slide 10 – Pierre Breber: Due to the pending transaction with Hess, share repurchases will be restricted pursuant to SEC regulations. Chevron expects share repurchases in the fourth quarter to be around $3 billion plus or minus 20%, depending primarily on the timing of the Hess definitive proxy statement mailing.

Q&A

Ryan Todd (Piper Sandler): Maybe switch gears a little bit to the Gulf of Mexico. Can you maybe provide any update on an overall basis. Do you anticipate the addition of the Hess assets in the Gulf to have any impact on your approach to the basin in the coming years? And then you’re scheduled to have three separate projects hitting at Anchor, St. Malo and Whale come onstream during 2024. Could you maybe update us on the progress of those projects and maybe the timing whether we should expect those in the first half or the second half of the year?

Mike Wirth: Sure. On the combination with Hess, I think we’ll come back to you as we close the transaction and we integrate those. We’re partners in a couple of projects that they operate. We both have lease positions out there. I think you would expect us to high-grade the exploration program as we look across a larger combined lease position, but we’ll talk to you more about that as we go forward.

In terms of specific projects, yes, you’re right. Mad Dog 2 actually saw first oil this year, and we expect peak next year on Mad Dog 2. You can refer to the operator for more on that.

Anchor and Whale are both expected for first oil next year.

Anchor is seven wells in total, two that will be online in 2024, two in 2025, two in 2026 and one then in 2027. The FPU is safely moored out there in the field right now. The manifold and pump systems and subsea manifolds are all fabricated. We’ve landed and tested the 20,000 psi blowout preventer. That project is moving along nicely. Production in 2024 is modest because there’s only a couple of wells online. Think of it mid-year in terms of general timing.

I’d refer to Shell on the Whale project. First oil probably the latter part of 2024 and a similar kind of a profile where you’ve got a smaller number of wells online initially and then over the subsequent couple of years you’re going to see additional wells come online. The production impact of that starts to show up in 2025 and 2026 in a greater way than it does in 2024.

Ballymore is actually first oil in 2025, not 2024, but that will come online in 2025. Simpler development: tie-backs to Blind Faith, three wells, two of which would be online in 2025. The third one would come online in 2026. Again, the production on that – a little bit in 2025 and then you’ll see more of it in 2026 and 2027.

Pierre Breber: Ryan, just more broadly on Hess. We are not planning to hold our Investor Day at our usual timing. We’ll likely either have just closed or will be in the antitrust review process. This is a big transaction impacting Gulf of Mexico but transforming the portfolio overall. We gave some guidance on potential asset sales also. You should expect us to do an Investor Day several months after we close and when we have time to really put together a combined business plan for our investors.

Bob Brackett (Bernstein Research): You’ve spent part of the week engaging with your shareholder base and making the case for the acquisition of Hess. Can you talk to, not details, obviously, but perhaps the tone of those conversations, the enthusiasm, anything that surprised you?

Mike Wirth: I’d say overall, and of course, I was out, Pierre was in some separate meetings than I was, but I was out in a number of meetings with John Hess, sometimes with larger Hess shareholders, sometimes with larger Chevron shareholders.

I would say, in general, people see the long-term value proposition very clearly here. I think they see it as a combined company that is stronger and one that is set up to be stronger for longer with the ability to really sustain cash distributions to shareholders in a very consistent, predictable and durable fashion long into the future. There’s no doubt about that.

Some of the questions, on the one side, did you get a high enough price? On the other side, did you pay too much? There was tension in that, to be honest, during the negotiation. It, as we mentioned, has been going on for some time. John and I have been looking for a way to do a deal that is actually one that’s good for both sets of shareholders and it’s not easy because it’s a great asset and the market recognizes that value.

I think you can find nuances from people who either held one of the stocks or the other for certain reasons, and maybe this wasn’t exactly what they expected. But broadly speaking, I would say, people see the long-term value creation. They see the transparency to resource depth to production growth. The fact that you now have, with Hess, a much more diversified set of assets attached to their portfolio, which de-risks any one of those assets, and it brings forward cash distributions to their shareholders meaningfully that would have still been several years into the future. For the Chevron shareholders who were wondering what comes next after what they can currently see over the next several years in our portfolio, rather than us pointing to a range of potential answers to that and say, we’ll do the best of these – and we’ve got plenty of organic investment opportunities we’re working on – I think it gives some confidence and certainty of what underpins that for the future. Broadly speaking, those are the kinds of discussions that we’ve had.

Neal Dingmann (Truist Securities): My question, Mike, is more on your shareholder return. You continue to have great financials and the shareholder return, both on the dividend and the buyback side continues to be quite high paying out a bit over 100% of your free cash flow. I’m just wondering, as you continue to have the growth opportunities ahead you do, do you see any change in that shareholder return, particularly on the share buyback? Or you continue to try to balance kind of the growth and buyback programs that you have now?

Mike Wirth: We’ve had a very consistent set of financial priorities for many, many years. The first of which is to sustain and grow the dividend – 36 consecutive years now of per share dividend payouts, for the last five years has been a 6% CAGR. Actually, the last 15 years have been a 6% CAGR and an announcement of 8% early next year, subject to Board approval. I think there’s a strong track record there you can expect to continue.

Second is to be disciplined in organic reinvestment into the business to grow those cash flows. You can be confident that we will continue to be disciplined in that reinvestment to drive returns and value.

Number three is a strong balance sheet. Pierre mentioned we’re single-digit net debt ratio today. That’s lower than we have guided to over time. Over time, you can expect the balance sheet to move back towards the 20% to 25% gearing range that we’ve identified as where we’re comfortable through the cycle.

And then the fourth are the share repurchases. We’ve got a range now of $10 billion to $20 billion. We’re at the high end of that range when we close the transaction with Hess. We’re at $17.5 billion annually today, that’s 5% to 6% of our float each and every year. I won’t go through the details, but we’ve indicated we can sustain that in a lower price environment and that’s where the lower end of that range would apply, and certainly, in a higher price environment, which is where we find ourselves today, we’re at the high-end of that range.

We would expect to be consistent, predictable and to sustain that – consistent and durable being the key words here. I think the broad framework is likely to remain unchanged. I think our behavior will be very consistent with what you’ve come to see from us historically.

Alastair Syme (Citigroup): Mike, can I go back to Hess? For several years, Chevron has looked a bit different to the other integrated oil companies in terms of the low downstream exposure. And of course, now you’re re-weighting even further to the upstream. So does that balance bother you at all? Or maybe how do you think about what an integrated oil company is?

Mike Wirth: Yes, Alastair, the short answer is no, it doesn’t bother me. We actually have been becoming a more downstream-weighted company the last several years. That may not be obvious to most people, but our capex into the upstream has been below our depreciation, so our upstream business has been declining as a percentage of capital employed.

In the downstream, we’ve made some big investments. We acquired a refinery in Texas. We acquired a renewable energy company. We’ve invested in new petrochemical facilities. We got two more of those petrochemical expansion projects underway right now.

We had gone from 85-15 weighting upstream to downstream & chemicals to 80-20 over the last few years. When we close this transaction, we’ll be back at 85-15 which is where we’ve historically been. That reflects a fundamental view that we believe that over the cycle, returns in the upstream are likely to be structurally higher than in the downstream primarily because refineries are hard to close, they get built for reasons other than just pure economics and governments tend to intervene in transportation fuels markets, in particular when prices are high, which kind of takes you out of full cycle economics, and they kind of tend to clip the peaks off of those. Whereas in the upstream, you’ve got a declining resource base and you’ve got growing demand, and the fundamentals rebalance more quickly. You remove a little bit of investment and you see decline takeover and you see demand continue to grow. Markets that get imbalanced in the upstream rebalance more quickly.

We also have been more oil-weighted than some of our peers. Fundamentally, that reflects a view that there are more alternatives to substitute for gas, particularly in power generation, than there are for liquids in transportation.

Those are kind of high-level drivers of why our portfolio has been constructed the way that it is. We want to be an integrated company. We think there are real opportunities to capture economic value through integration, to build the capabilities to run our entire business by bringing capabilities, technology, skills to bear across those different segments.

Our peers are all weighted more to the up than the downstream. The ratios are a little bit different. We’ve long held those views and constructed a portfolio that reflects them.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements and other forward-looking statements in this document by words such as “expects,” “focus,” “intends,” “anticipates,” “plans,” “targets,” “poised,” “advances,” “drives,” “aims,” “forecasts,” “believes,” “approaches,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “progress,” “may,” “can,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “commits,” “on track,” “objectives,” “goals,” “projects,” “strategies,” “opportunities,” “potential,” “ambitions,” “aspires” and similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the potential transaction, including the expected time period to consummate the potential transaction, and the anticipated benefits (including synergies) of the potential transaction. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Chevron and Hess, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by Chevron and Hess; potential delays in consummating the potential transaction, including as a result of regulatory approvals; Chevron’s ability to integrate Hess’ operations in a successful manner and in the expected time period; the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks that the anticipated tax treatment of the potential transaction is not obtained; unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; unexpected future capital expenditures; potential litigation relating to the potential transaction that could be instituted against Chevron and Hess or their respective directors; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the effect of the announcement, pendency or completion of the potential transaction on the parties’ business relationships and business generally; risks that the potential transaction disrupts current plans and operations of Chevron or Hess and potential difficulties in Hess employee retention as a result of the transaction, as well as the risk of disruption of Chevron’s or Hess’ management and business disruption during the pendency of, or following, the potential transaction; the receipt of required Chevron Board of Directors’ authorizations to implement capital allocation strategies, including future dividend payments; uncertainties as to whether the potential transaction will be consummated on the anticipated timing or at all, or if consummated, will achieve its anticipated economic benefits, including as a result of risks associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the potential transaction which are not waived or otherwise satisfactorily resolved; changes in commodity prices; negative effects of this announcement, and the pendency or completion of the proposed acquisition on the market price of Chevron’s or Hess’ common stock and/or operating results; rating agency actions and Chevron’s and Hess’ ability to access short- and long-term debt markets on a timely and affordable basis; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; labor disputes; changes in labor costs and labor difficulties; the effects of industry, market, economic, political or regulatory conditions outside of Chevron’s or Hess’ control; legislative, regulatory and economic developments targeting public companies in the oil and gas industry; and the risks described in Part I, Item 1A “Risk Factors” of (i) Chevron’s Annual Report on Form 10-K for the year ended December 31, 2022 and (ii) Hess’ Annual Report on Form 10-K for the year ended December 31, 2022, and, in each case, in subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Chevron nor Hess assumes an obligation to update any forward-looking statements, except as required by law. You are cautioned not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes. These forward-looking statements speak only as of the date hereof.

CAUTIONARY NOTE TO INVESTORS

This communication uses certain terms relating to resources other than proved reserves, such as unproved reserves or resources. Investors are urged to consider closely the oil and gas disclosures in Hess’ Annual Report on Form 10-K, File No. 1-1204, available from Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036 c/o Corporate Secretary and on its website at www.hess.com. You can also obtain this form from the SEC on the EDGAR system.

IMPORTANT INFORMATION FOR INVESTORS AND STOCKHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the potential transaction, Chevron expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Chevron that also constitutes a preliminary proxy statement of Hess. After the registration statement is declared effective, Hess will mail a definitive proxy statement/prospectus to stockholders of Hess. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Chevron or Hess may file with the SEC and send to Hess’ stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF CHEVRON AND HESS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Chevron or Hess through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Chevron will be available free of charge on Chevron’s website at http://www.chevron.com/investors. Copies of the documents filed with the SEC by Hess will be available free of charge on Hess’ website at http://www.hess.com/investors.

Chevron and Hess and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Chevron is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 12, 2023. Information about the directors and executive officers of Hess is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 24, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 6, 2023. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.